# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C.  20549


## FORM 8-K


## CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934


Date of Report  (Date of earliest event reported):          August 5, 2004


## ANNTAYLOR STORES CORPORATION
(Exact name of registrant as specified in its charter)


| Delaware | 1-10738 | 13-3499319 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |


142 West 57th Street
New York, New York 10019
(Address, including Zip Code, of Registrant's Principal Executive Offices)


(212) 541-3300
(Registrant's Telephone Number, Including Area Code)


Not Applicable
(Former Names or Former Addresses, if Changed
Since Last Report)

## ITEM 12.  RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

AnnTaylor Stores Corporation issued a Press Release, dated August 5, 2004.  A copy of the Press Release is appended to this report as Exhibit 99.1 and is incorporated herein by reference.

The information included herein and in Exhibit 99.1 is being furnished under Item 12 and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**ANNTAYLOR STORES CORPORATION**

By: /s/ Barbara K. Eisenberg
   Barbara K. Eisenberg
Date:  August 5, 2004   Senior Vice President,
   General Counsel and Secretary

# EXHIBIT INDEX

Exhibit No. Description

99.1        Press Release issued by AnnTaylor Stores Corporation on August 5, 2004.